Confidential Treatment Requested by Bankrate, Inc.

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BANKRATE, INC.

11760 U.S. Highway One, Suite 200

North Palm Beach, FL 33408

February 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Jennifer Thompson
Lisa Sellars

RE:	Bankrate, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-35206

Dear Ms. Thompson:

Please find below the responses of Bankrate, Inc. (the “Company” or “Bankrate”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of January 21, 2015 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Note 2 – Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 63

1.	We note your response to comment 2 from our letter dated November 6, 2014. With respect to credit card lead generation revenue, please clarify the following points:

•	We note your statement that the revenue you earn from the credit card issuer is generated in three ways. Please quantify the amount of revenue earned from each method.

•	Please refer to the third way in which you earn revenue from credit card lead generation. Please help us understand if you earn this revenue regardless of whether an internet user clicks on a credit card advertisement.

•	Please help us better understand why you believe you are the primary obligor when revenue is earned upon approval of a user for a credit card or upon completion of a credit card application. Tell us what consideration you have given to the fact that certain actions, such as credit card approval, are necessary to recognize revenue and these actions are not performed by you.

We respectfully advise the Staff that revenue that we earn from the credit card issuer is generated in three ways: upon approval, upon application or from enhanced pricing for better placement on our sites. We categorize the first two as base revenue.

Revenue from enhanced pricing for better placement on our sites is generated in two manners: lump sum and increased cost per approval pricing. All enhanced pricing is negotiated on a monthly basis. In the first manner, an issuer pays a lump sum for the month to receive better placement on our site relative to its competitors. The issuer does this to better attract consumers to its product. This revenue is generated

Confidential Treatment Requested by Bankrate, Inc.

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regardless of whether a consumer clicks on or applies for the issuer’s product. In the second manner, an issuer may offer a higher price per approval in a given period if they receive better placement on our site, again to better attract consumers. Revenue in this instance is earned only upon approval of the consumer for the credit card. We separately track the incremental amount of enhanced pricing above the “normal” pricing per approval. For example, if normal price per approval is $100 and for a given month an issuer offers $250 for better placement we would include the $100 in base revenue as cost per approval and $150 as enhanced pricing CPA.

The following table presents US revenue generated broken down between (i) base revenue which combines per approval and per application, (ii) lump sum enhanced pricing and (iii) enhanced cost per approval. Separately we generated revenue in the UK of approximately $[***] but do not break down this amount.

($000s)
Base revenue	$	[***]
Enhanced pricing:
Lump sum		[***]
Enhanced CPA		[***]

	$	[***]

While we are unable to break down the base revenue between per approval and per application as it is recorded in the general ledger, we do track this information for internal management reporting (which is not tied to GAAP reporting) and we advise the Staff that revenue per approval approximates [***]% of base revenue and revenue per application approximates[***]% of base revenue.

We believe we are the primary and only obligor in the relationship with the credit card issuer as we are engaged to deliver qualified in-market consumers to them for the sale of their credit card products. The fact that the issuer itself determines whether a consumer is approved for a credit card does not preclude us from being the primary obligor. The issuer is paying us and we generate revenue for our services of advertising their products to our network of consumers and delivering those consumers.

In regards to revenue recognition, there are certain actions, such as approval, that are required which are not performed by us but we recognize revenue upon receiving confirmation from the credit card issuer that a consumer we provided has been approved for the credit card. Upon receiving such reports, all of the requirements for revenue recognition have been met.

2.	We note your response to comment 3 from our letter dated November 6, 2014. With respect to banking click and call revenue, please clarify the following points:

•	Please clarify for us when revenue is generated for both clicks and calls. For example it is unclear if click revenue is generated when a consumer first clicks on a co-branded or third party website or if the consumer must make a subsequent click or otherwise take an action on the advertiser’s landing page in order for revenue to be generated. For call revenue, it is unclear if a call with an advertiser must be completed in order for revenue to be generated. If this is true, please tell us why you believe you are the primary obligor in the arrangement given that you are not the party talking to the consumer during the call.

•	Please clarify for us if you pay co-branded or third party websites for use of their space, regardless of whether you generate revenue from consumers.

•	Please tell us how you choose which banking advertisers appear in your tables on co-branded or third party affiliates’ websites. Also confirm our assumption, if true, that partner sites have no ability to dictate which banking advertisers appear in these tables.

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We respectfully advise the Staff that click revenue is generated when a consumer clicks on an advertisement of one of our advertisers in one of our rate tables. On the co-branded or third party website the consumer would see our rate table and they would click on the table to open it up and then click on the type of product they are looking for. Upon making the selection, the list of advertisers will appear based on the information entered and criteria selected. Each advertiser will have a “next” or “apply here” button. When the consumer selects the advertiser they are interested in they would click the “next” or “apply here” button which then redirects the consumer to the financial institution’s landing page. No further action is needed by the consumer for us to generate revenue. Similarly, for call revenue, a consumer may choose to call the phone number of one of the financial institutions listed in the rate table advertisement instead of clicking the “next” or “apply here” button. A call must be made and last a specified amount of time, in order to ensure a valid consumer, in order for the call to qualify and to generate revenue. We are the primary obligor since it is our obligation to deliver the consumer to the financial institution and our revenue generation is determined once that consumer is delivered (in the same way that it is when a consumer clicks and is redirected to a landing page).

We do not pay co-branded or third party websites simply for use of their space. They are paid a portion of revenue generated.

The determination of what advertisers appear in our rate tables is based on numerous factors including, but not limited to, the specific type of product being searched for, the type of consumer the advertiser is looking for, and the geography of the consumer searching. We confirm that partner sites have no ability to dictate which banking advertisers appear in our tables.

3.	We note your response to comment 3 from our letter dated November 6, 2014. With respect to insurance click and call revenue, your response appears to indicate that internet users may go through a funneling process similar to that described for banking click and call. In this regard, it appears that users may select the type of insurance product they are interested in and possibly provide other personal information prior to being shown the link to obtain an insurance rate. Based on this description, it appears that an internet user may make multiple clicks as part of this process. Please explain to us in more detail which click triggers your obligation to pay the affiliate publisher and which click generates revenue for you. Also explain to us whether the clicks that trigger your obligation to pay affiliates or generate revenue for you can occur on third party or co-branded websites or whether they occur on your website as a result of earlier clicks that redirected the end user to your own website. For revenue generated from calls, explain to us whether revenue is generated when the phone number is displayed to an internet user or whether the internet user must complete a call with an advertiser in order for you to generate revenue. If the latter, please tell us why you believe you are the primary obligor in the arrangement given that you are not the party talking to the consumer during the call.

We respectfully advise the staff that a click that generates revenue and our obligation to pay an affiliate is a click on an insurance carrier’s quote for insurance. The steps taken in the filtering process, which may involve clicking a mouse button to select the product a consumer is searching for, do not generate revenue. Upon completing the form on the affiliate’s site, the user will see a page with a list of insurance carriers to receive a quote from. Each listing will have a “view your quote” or similar button and it is when the user clicks on this button that generates revenue and the partner payment. This click occurs on the partner’s website and is then redirected through our website for tracking purposes to the insurance carrier’s site.

Similar to banking, call revenue is generated when a consumer calls the phone number displayed for an insurance carrier in the quote instead of clicking a button to apply for the insurance product. The call must last a specified amount of time in order to qualify for revenue. We are the primary obligor since it is our obligation to deliver the consumer to the insurance agent or carrier and our revenue generation is determined once that consumer is delivered (in the same way that it is when a consumer clicks and is redirected to a landing page). The only party that talks to the consumer is the insurance carrier or agent to sell and bind the insurance policy. We are not an insurance company and do not sell insurance. We are not generating revenue from the consumer, we are generating revenue from the insurance carrier and therefore, we are the primary and only obligor.

Confidential Treatment Requested by Bankrate, Inc.

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I hereby confirm on behalf of Bankrate, Inc. that:

•	Bankrate, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankrate, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either James R. Gilmartin, General Counsel of the Company, or me at (917) 368-8600 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Steven. D. Barnhart
Steven D. Barnhart Interim Chief Financial Officer Bankrate, Inc.

cc:	James R. Gilmartin, General Counsel

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